Exhibit 99.1

DouYu Announces Termination of Merger Agreement with Huya

WUHAN, China, July 12, 2021 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced that on July 10, 2021, the State Administration for Market Regulation of the People’s Republic of China, or the SAMR, posted an announcement of its decision to prohibit the proposed merger (the “Merger”) between HUYA Inc. (“Huya”) and DouYu International Holdings Limited (“DouYu”) following SAMR’s antitrust review (the “SAMR Decision”). DouYu fully respects and will abide by the SAMR Decision, and will comply with all regulatory requirements, conduct its businesses in accordance with the applicable laws and regulations, and fulfill its social responsibilities.

In light of the SAMR Decision, on July 12, 2021, Huya, Tiger Company Ltd., a wholly owned subsidiary of Huya, DouYu, and Nectarine Investment Limited (“Tencent”), a wholly owned subsidiary of Tencent Holdings Limited entered into a termination agreement, pursuant to which the Agreement and Plan of Merger, dated October 12, 2020, by and among the same parties (the “Merger Agreement”), including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect. DouYu and Tencent entered into a termination agreement, dated July 12, 2021, pursuant to which the Reassignment Agreement, dated October 12, 2020, by and between DouYu and Tencent, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect.

DouYu previously announced that, in accordance with the terms of the Merger Agreement, its board of directors approved a cash dividend in an aggregate amount of US$60,000,000 (the “Cash Dividend”) to be paid on or around the date of the closing of the Merger and in no event later than 20 days after the closing of the Merger to the holders of ordinary shares of DouYu whose names appear on DouYu’s register of members as of the close of business on certain record date after the date when the required DouYu shareholder approval is obtained and prior to the closing of the Merger. In consideration of the termination of the Merger, Douyu’s board of directors approved the cancellation of the Cash Dividend.

Concurrently, Tencent and Mr. Shaojie Chen entered into a termination agreement on July 12, 2021, pursuant to which the Share Transfer Agreement, dated August 13, 2020, by and among the same parties with respect to the purchase by Tencent of 3,703,704 ordinary shares of DouYu from an affiliate of Mr. Shaojie Chen, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect.

As an independently operated and managed company, DouYu will make continuous efforts to enhance leadership over China’s eSports value chain, enrich quality live-streaming, video and other content, and cultivate a highly engaged and vibrant gamer community.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Emma Ma

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Emma Ma

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

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